Exhibit 99.1

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2 Disclaimer This presentation and oral statements made regarding the subject of this presentation contain "forward - looking statements" withi n the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements contained in this presentation other than statements of hist ori cal facts, including our business strategy and plans and objectives for future operations, including our financial performance, are forward lookin g s tatements. The words " anticipate ” ," believe," "continue," "estimate," "expect," "intend," "may," "will" and similar expressions are intended to identify forward looking st ate ments. We have based these forward looking statements largely on our current expectations and projections about future events and trends that we believe may affect our fin ancial condition, results of operations, business strategy, short term and long term business operations and objectives, and financial needs. Forward looking statements made in this presentation include statements about the market for therapeutics targeting neurodege ner ative diseases and its opportunities for our product candidates; our expectations regarding our competitive advantages; the planned development timeline of our produc t c andidates; and characterizations of the pre - clinical and clinical trial results of our product candidates. Forward looking statements are subject to a number of risks a nd uncertainties and represent our views as of the date of the presentation. The future events and trends discussed in this presentation may not occur and actual results could dif fer materially and adversely from those anticipated or implied in the forward looking statements. You should not rely on these statements as representing our views i n t he future. We undertake no obligation or duty to update information contained in these forward looking statements, whether as a result of new information, future events or ot herwise. We have filed a registration statement on Form F - 1 (File No. 333 - 260338 ), including a preliminary prospectus, dated December 6 , 2021 (the "Preliminary Prospectus") with the Securities and Exchange Commission ( “ SEC ” ) for the offering to which this communication relates. The registration statement has not yet become effective. Before you i nve st, you should read that registration statement, the Preliminary Prospectus and the final prospectus (when available) for more co mpl ete information about us and this offering. You may retrieve copies of these documents for free on the SEC's website at https://www.sec.gov. Alternatively, copies of the Pr eliminary Prospectus and the final prospectus, when available, may be obtained from Maxim Group LLC, 300 Park Avenue, 16 th Floor, New York, New York 10022 , at (212) 895 - 3745 . This presentation highlights basic information about us and the offering. Because it is a summary, it does not contain all of th e information that you should consider before investing. This offering may only be made by means of a prospectus. Trademarks in this presentation are the property of their respective owners and used for informational and education purposes on ly.

NST002 Trial Biomarker Analysis *All measurements are in ng/ml Statistically Significant Results following treatment with PrimeC

4 An Innovative Approach Gene Therapy Strategy Antisense Molecular Strategy Antibodies Chemical Strategy Small molecules Cell Based Strategy Cell and Gene therapies Combined Therapeutic Strategy Targeting Multiple Pathways

NeuroSense's Story



Inspiration



Inception



Innovation

- Novel formulation of approved drugs for multi-targeted approach
- FDA: 505(b)(2) pathway
- Completed Phase IIa ALS study met primary endpoints
- Patent Granted, 2 Pending; Orphan Designation Granted (FDA & EMA)
- Strong Pre-clinical Results
- Pipeline programs for Parkinson's and Alzheimer's

NeuroSense Therapeutics

6 Experienced Leadership = CMO Ferenc Tracik, MD A Neurologist, held senior management positions at Biogen, Novartis, Teva CEO, Board Member Alon Ben - Noon Former CEO of a consulting firm, advised multiple successful biotech companies Chairman of the Board Mark Leuchtenberger Experienced as a BoD member, chair & CEO of public biotech companies ( Chiasma, Aleta, Brooklyn Immuno ) VP CMC Sharon Vered, PhD Over 25 years of experience in CMC & formulation dev. Head of Scientific Program CFO Or Eisenberg Experienced as a CFO of public biotech companies Shiran Zimri, PhD Experienced neuroscientist , specializes in Neurodegenerative disease

7 Scientific Advisory Board • Senior VP at the Barrow Neurological Institute; • Chair of the Department of Neurology Prof. Jeremy Shefner (chair) Dr. Jinsy Andrews • Associate Professor of Neurology, Division of Neuromuscular Medicine, Columbia University • Director of Neuromuscular Clinical Trials Prof. Merit Cudkowicz • Chief of Neurology at Mass General and Director, Sean M. Healey & AMG Center for ALS • Professor of Neurology at Harvard Medical School Dr. Jeffery Rosenfeld • Professor of Neurology and Associate Chairman of Neurology at Loma Linda University School of Medicine • Medical Director of Center for Restorative Neurology at Loma Linda University Prof. Orla Hardiman • Head of Academic Unit of Neurology at Trinity College Dublin and Consultant Neurologist at Beaumont • Co - Chair of the European Consortium to Cure ALS and Chair of the Scientific Committee of ENCALS

NeuroSense's Development Pipeline

		Discovery	Pre-Clinical Phase	Phase I	Phase II	Phase III	NDA	Next Milestone
ALS	PrimeC							Complete Toxicological Study, initiation of Pharmacokinetic and Ph. IIb study in H1 '22 and Ph. III in H2 '23
AD	CognIC							Complete pre-clinical studies ahead of planned Ph. I/II initiation
PD	StabiliC							Complete pre-clinical studies ahead of planned Ph. I/II initiation

ALS: Amyotrophic Lateral Sclerosis, AD: Alzheimer's Disease, PD: Parkinson's Disease

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NeuroSense Therapeutics

9 ALS in Numbers = annual burden in the US alone = ~ 2 4 % Growth in Patients by 2040 in the US and EU = > 80 , 000 ALS Patients in NeuroSense ’ s planned target market = + 5 , 000 P eople are diagnosed with ALS each y ear (US) = ALS is an incurable neurodegenerative disease - causing complete paralysis and ultimately death within 2 - 5 years from diagnosis >$ 1 B 1 2 2 3 1. ALS - Amyotrophic Lateral Sclerosis, Johns Hopkins Medicine. 2. Projected increase in amyotrophic lateral sclerosis from 2015 to 2040 , Nature Communications, 2016 . 3. Cost of illness for neuromuscular diseases in the United States, Muscle & Nerve, 2013 .

10 The People Behind The Numbers Oct. 2016

11 Current Treatments Show Limited Efficacy = Current Treatments Phase 3 Clinical trials in the past 15 years have failed, we believe, due mainly to: A Combined Therapeutic Strategy Targeting Multiple Pathways A NEW APPROACH WAS NEEDED Single Target - Aiming for only one target in complex diseases with multiple mechanisms Two FDA approved drugs, Riluzole and Edaravone , both known to have mild effect on prolonging lifespan or improving patients ’ quality of life and independence

NeuroSense's Lead Candidate: PrimeC

Two Compounds - One Potentially Powerful Outcome

$3.2B Annual market potential[1]


NeuroSense

PrimeC

NeuroSense's Flagship Treatment

A **novel formulation**, consisting of **specific doses** of two FDA-approved drugs, Ciprofloxacin & Celecoxib, designed to work **synergistically** on more than one target:

- Regulating microRNA synthesis
- Affecting iron accumulation
- Reducing neuroinflammation

1. Management estimate

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NeuroSense Therapeutics

13 PrimeC – Mechanism of Action PrimeC is a novel formulation of : Celecoxib - an NSAID that inhibits COX - 2 enzyme, reducing inflammatory processes, glutamate excitotoxicity and oxidative stress, among others Ciprofloxacin - a fluoroquinolone family member, inducing Dicer activity, regulating microRNA synthesis and reducing iron accumulation

Pre-Clinical Results in a Key Animal Model



PrimeC improved locomotor and cellular deficits of ALS zebrafish models, indicating a neuroprotective effect [1]

PrimeC treatment:

- ✓ **Improved** motor performance of both SOD1 and TDP-43, widely accepted models, by **84%** and **110%** respectively
- ✓ **Recovered** impaired motor neurons morphology
- ✓ **Recovered** abnormal neuromuscular junction structure
- ✓ **Preserved** the ramified morphology of microglia cells

1. Efficacy of Ciprofloxacin/Celecoxib combination in zebrafish models of amyotrophic lateral sclerosis, Annals of Clinical and Translational Neurology, 2020.

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NeuroSense Therapeutics

15 Pre - Clinical Results in Zebrafish, a Key Animal Model for ALS: 1 . Improved motor performance 2 . Recovered neuronal structure Efficacy of Ciprofloxacin/Celecoxib combination in zebrafish models of amyotrophic lateral sclerosis, Annals of Clinical and Tra nslational Neurology, 2020 . *mSOD 1 - Mutation in sod 1 gene is prevalent in ALS

16 Phase IIa Trial Design Prof. Vivian Drory NST 002 : Tel Aviv Sourasky Medical Center Phase IIa Safety Blood test, Electrocardiogram ( ECG), Urea, Vital signs, adverse events ( AE) Efficacy ALSFRS - R - Revised Amyotrophic Lateral Sclerosis Functional Rating Scale – 0 - 48 FVC - Forced Vital Capacity Biomarkers Examination of key elements for ALS diagnosis as well as PrimeC mechanism of action NST 002 15 patients , 12 months dosing, clinic visit every 3 months, phone visit every 1.5 months

17 * P ooled R esource O pen - A ccess ALS C linical T rials Database All patients completing the trial have opted to continue into an extension study with PrimeC Exploratory Endpoint: PrimeC vs. PRO - ACT* (matched) The trial was conducted with an intermediate formulation and drug strength

18 Phase IIa Clinical Trial: PrimeC intermediate formulation x Well Tolerated, No Drug Related SAEs x Reduced Functional and Respiratory Deterioration x Significant changes in ALS - related biomarkers Primary endpoint met, exploratory endpoints showed positive results with PrimeC

NST 002 ALS Biomarkers: Stage I : Case study experiment : Analysis of ALS pathology – healthy vs ALS blood samples Stage II : NST 002 clinical study : Assessing the Effect of PrimeC on Key Biomarkers

*All measurements of exosome protein are in ng/ml Stage I*: Case Study Results of ALS Biomarkers in Blood Samples Neuroinflammation Impaired Autophagy Lysosomal Dysfunction Iron Accumulation TDP - 43 Accumulation miRNA Dysregulation

Stage II*: NST 002 Trial Biomarker Analysis *All measurements are in ng/ml Neuroinflammation Lysosomal Dysfunction Neuroinflammation Impaired Autophagy TDP - 43 Accumulation Lysosomal Dysfunction

23 The biological activity observed in TDP - 43 levels may serve to indicate clinical outcomes, as can be seen from the relative correlation between the reduction in TDP - 43 levels and slower deterioration in ALSFRS - R . Correlation Between Biological Activity and Clinical Outcome

24 x Oral administration, well tolerated x Targets multiple pathways in parallel, well - established as disease - modifying targets x Expecting accelerated path to FDA approval x Potential for competitive price point = beneficial pharmaco - economics for ALS patients, caregivers, and providers (with robust profit margins) x Potential to treat other neurodegenerative diseases ’ s Competitive Advantage: The ALS market is relatively competitive, comprised of several players in the development stage: Competition : PrimeC is well positioned Phase II Phase II Phase III Phase III Phase IIb Phase IIa Development Stage Multiple ALS Targets Effect on ALS Related Biomarkers Novel Formulation

25 Planned Development Timeline • Toxicity study completion • IND submission • Pharmacokinetic study • ALS Phase IIb study initiation • AD Pre - clinical studies completion • PD Pre - clinical studies completion • ALS Phase IIb Top - Line results • ALS End of Phase II meeting • ALS Phase III initiation AD PD H 1 / 2022 H 2 / 2022 H 1 / 2023 H 2 / 2023 x 21 days Tox study completed x IND - submission ready (Feb 16 ) x Biomarkers - 3 rd stage in progress (results in May 22 ) x Additional patents granted x Recruited High level, experienced team members to execute the clinical program ALS

26 High Level Gantt 2022 2023 Q 1 Q 2 Q 3 Q 4 Q 1 Q 2 Q 3 Q 4 Discovery R&D activities (Biomarkers, AD / PD) 90 days Tox Study PK Study Potential PoC clinical studies for AD and PD ALS Phase 2 b Clinical Trial IND Sub. PK Batch. IRB Sub. Ph 2 Batch. Top - Line Results End of Ph 2 meeting Ph 3 Initiation Phase 2 b - flexible design, could turn into a Pivotal study for approval , pending the changing regulatory environment R&D activities (Biomarkers, AD / PD)

28 Fun Facts: Management Team of NeuroSense Board Members are Women of Board members are US based with vast experience in Biotech public companies 66% 50% 70 % of NeuroSense team are Women

29 THANK YOU!